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Exhibit 99.3

SUCCESSFUL FATIGUE LIFE TEST CONFIRMS DURABILITY OF MIV THERAPEUTICS' HYDROXYAPATITE STENT COATING

Tuesday January 20, 9:30 am ET

VANCOUVER, Jan. 20 /PRNewswire-FirstCall/ - MIV Therapeutics Inc. (MIVT:OTCBB; MIV:BSE; MIV1:Frankfurt) is pleased to announce that it has successfully completed an essential fatigue life test of its proprietary hydroxyapatite (HAp) stent coating. The test titled "In-Vitro 40 Million Cycle Accelerated Fatigue Test for Stents with MIV Therapeutics' HAp Coating" was conducted to evaluate the mechanical integrity and bonding properties of MIVT's ultra-thin biocompatible coating.

This test was independently conducted by Minnesota based EnduraTEC Testing Services Inc. who specialize in fatigue life testing of intravascular stents. The test was performed on 32 HAp coated stents, which were deployed into artificial arteries in the EnduraTEC Model 9010-8 stent/graft fatigue tester
(SGT). This test simulates the radial strain produced by heartbeats in a coronary artery. Test parameters included radial strain, cycle count, temperature, pressure gradient, and stent migration. Additionally, microporous filters were installed in the saline circuit of the testing device to daily monitor for any loose particles of hydroxyapatite that might have separated from the coated stents. These filters were then thoroughly evaluated at The University of British Columbia (UBC) where Scanning Electron Microscopy (SEM) was used for electronic magnification of samples and Energy Dispersed X-ray Spectroscopy (EDX) technology was used for microanalysis of the microporous membranes.

EnduraTEC summarized, "Sixteen stainless steel and sixteen cobalt- chromium stents, all coated with MIVT proprietary HAp coating, were subjected to 40 million cardiovascular cycles representing over one year of implantation life at an average of 72 heartbeats per minute. There were zero failures of the stent structure detected by EnduraTEC during visual inspection which included evaluation of the general condition of both the tested stainless steel and cobalt-chromium stents coated with MIV Therapeutics' proprietary hydroxyapatite
(HAp) coating."

Dr. Tom Troczynski, MIVT's Vice President of Coatings commented, "EnduraTEC's test results confirm our preliminary assessment of the bonding properties of our HAp coating. Subsequent analysis of the filters at UBC showed no evidence of hydroxyapatite particles. These results are extremely rewarding and validate our earlier expectations regarding the durability of our ultra-thin coating."

MIVT President and CEO, Alan Lindsay adds, "The critical path of our R&D program has passed another essential milestone. Our HAp coating had previously successfully completed a critical thrombogenicity animal trial where it was exposed to blood-flow and showed no signs of toxicity or thrombosis (blood-clotting). This test with EnduraTEC now shows that the coating is able to withstand the rigorous demands of the circulatory system over time. This fatigue life test is a cornerstone of a comprehensive range of mechanical and animal testing required for the successful commercialization of our proprietary HAp coating technology."

Mr. Lindsay continues, "The stent industry, due to the demand for coatings and therapeutics, is expected to generate $6 Billion USD annually by 2006. We believe there is an opportunity for MIVT to make a meaningful impact by introducing a next-generation coating technology for stents that will provide significant benefits in treatment of cardiovascular disease. Our unique biocompatible HAp Stent Coating is made from a material that is natural to the human body and has been developed to offer an attractive alternative to the polymer coatings currently offered by the industry. Our objective is to provide mankind with a cost-effective biocompatible stent-coating solution, as well as a coating of choice for stent drug-delivery systems that will provide solutions for blocked arteries that lead to cardiovascular disease."

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About EnduraTEC Testing Services, Inc.

EnduraTEC Testing Services, Inc. is a privately held company located in Minnetonka, Minnesota, USA, with over ten years experience providing testing services in intravascular and orthopaedic medical device evaluation. Leading biomedical companies have used EnduraTEC Testing Services to perform accelerated life testing under FDA and ASTM guidelines. By providing advanced testing services for stents since 1995, EnduraTEC Testing Services has established itself as a leader in intravascular testing. Visit www.enduratec.com for more information.


About MIV Therapeutics


MIV Therapeutics is developing a "next generation" line of advanced biocompatible stent coatings. The HAp coating technology has successfully passed animal trials focused on thrombogenicity (blood-clotting). MIVT's ultra- thin coating has been designed to inhibit inflammatory response without drugs. Additionally, a Collaborative Research Agreement between MIVT and the University of British Columbia has been rewarded a research and development grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) for the development of HAp as a drug eluting coating. MIVT's manufacturing facility maintains a comprehensive QA (Quality Assurance) system that meets the guidelines applicable to CE Mark, FDA and GMP requirements and is capable of private label manufacturing and out-sourcing.

         Please visit www.mivtherapeutics.com for more information.

    Product inquiries and business opportunities:
    Arc Rajtar
    arajtar@mivi.ca
    ---------------
    (604) 301-9545 ext 22

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "successfully", "passed", "demanding", "significant", "indicated", "expectations", "critical", "milestone", "commercialization", "extremely", "believe" and "completed". These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.